October 13, 2015

VIA EDGAR

Carlos Pacho

Senior Assistant Chief Accountant

AD Office 11 – Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Diversicare Healthcare Services, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 5, 2015

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Filed August 6, 2015

File No. 1-12996

Dear Mr. Pacho:

On behalf of Diversicare Healthcare Services, Inc. (the “Company”), this is written in response to your letter dated September 25, 2015 regarding the Company’s filing referenced above. Our responses are keyed to the comments in your letter. This letter is being filed on EDGAR.

SEC Comment

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Item 1. Legal Proceedings, page 36

1. Please tell us and disclose, if material, the amounts of the settlements reached in the three actions brought by defendants under the Fair Labor Standard Act (FLSA) in federal courts in Arkansas, Tennessee, and Texas that were mediated and settled on July 28, 2015. Please refer to ASC 450-20-30 and 450-20-50 in your response.

Company Response

The three actions brought by defendants under the Fair Labor Standard Act in Arkansas, Tennessee and Texas were mediated and settled on July 28, 2015 for a total settlement of all three actions of $260,000, which amount was fully accrued at June 30, 2015. We believe the amount of this settlement was not material.

1621 Galleria Boulevard • Brentwood, Tennessee 37027-2926 • (615) 771-7575 • (615) 771-7409 (Fax)

October 13, 2015

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2. Please tell us and disclose whether you have accrued the sanctions of $900,000 imposed by CMS for alleged survey deficiencies, or why you have not disclosed in your notes to the financial statements. We note that your reserve for professional liability expenses does not include any amounts for any of the collective actions or investigations into the Company. Please refer to ASC 450-20-30 and 450-20-50 in your response.

Company Response

The Company has accrued an amount in connection with this fine based upon the guidance in ASC 450-20-30. As reported in the 10-Q for the quarter ended June 30, 2015, the Company has specifically challenged both the amount and duration of the civil monetary penalty imposed against the facility. The Company strongly disagrees with the dates/length of time, severity, and diagnosis of the fine. The Company believes that the evidence presented at the hearing will show that the sanctions were inappropriate, but cannot predict with certainty the outcome of this matter. In accordance with ASC 450-20-30-1, the Company has determined a range of possible outcomes in this matter, and since the Company does not believe that any amount within this range is a better estimate than the low end the range, that is the amount accrued. We do not believe that the amounts related to this matter are material and, therefore, the disclosure of the amount accrued is not necessary for the financial statements not to be misleading.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Diversicare Healthcare Services, In. is committed to fully complying with the SEC disclosure requirements. After you have had the opportunity to review this letter, please call me at (615) 771-7575 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ James R. McKnight, Jr.
James R. McKnight, Jr.
Executive Vice President and Chief Financial Officer